UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-14229

CUSIP NUMBER: 74838C106

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: July 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please print or type. Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I

REGISTRANT INFORMATION

QUIKSILVER, INC.

Full Name of Registrant

N/A

Former Name if Applicable

15202 Graham Street

Huntington Beach, California 92649

Address of Principal Executive Office (Street and number)

City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Quiksilver, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended July 31, 2015 (the “Quarterly Report”) within the prescribed time period without unreasonable effort or expense for the reasons described below.

As disclosed in the Company’s press release dated September 9, 2015, the Company and each of its wholly owned U.S. subsidiaries – DC Direct, Inc., DC Shoes, Inc., Fidra, Inc., Hawk Designs, Inc., Mt. Waimea, Inc., Q.S. Optics, Inc., QS Retail, Inc., QS Wholesale, Inc., Quiksilver Entertainment, Inc. and Quiksilver Wetsuits, Inc. (such subsidiaries, together with the Company, the “Debtors”) – filed voluntary petitions (collectively, the “Petitions” and, the cases commenced thereby, the “Bankruptcy Cases”) in the United States Bankruptcy Court for the District of Delaware seeking relief under chapter 11 of the United States Bankruptcy Code. In addition, the Company entered into a plan sponsor agreement with respect to the terms of a proposed plan of reorganization with certain holders of its 7.875% Senior Secured Notes due 2018 (the “2018 Notes”). Pursuant to the proposed plan of reorganization, the Company’s existing debt will be reduced by over $500 million, including the extinguishment of all of the Company’s 2018 Notes and 10.000% Senior Notes due 2020 (such transaction, the “Proposed Restructuring”). Given the significance of the Bankruptcy Cases, the Proposed Restructuring and the other transactions to be addressed, the financial statements to be included in the Company’s Quarterly Report could not be completed within the time period prescribed for the filing of the Quarterly Report without unreasonable effort and expense. These transactions and the related disclosure require review by the Company’s management beyond the time required during the Company’s normal review cycle. The Company expects to file the Quarterly Report no later than the fifth calendar day following the prescribed due date, as permitted by Rule 12b-25.

Certain statements contained in this Form 12b-25 include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements often include words such as “believe,” “expect,” “project,” “anticipate,” “intend,” “plan,” “estimate,” “seek,” “will,” “may,” “would,” “should,” “could,” “forecasts” or similar expressions. These statements are not guarantees of results, and our actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors, both positive and negative, that could cause material impacts on the Company’s historical or anticipated financial results. The Company therefore cautions you against relying on these forward-looking statements. All forward-looking statements attributable to the Company or persons acting on the Company’s behalf are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and, except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Thomas Chambolle	(714)	889-2200
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Quiksilver, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 9, 2015	By:	/s/ Thomas Chambolle
	Name:	Thomas Chambolle
	Title:	Chief Financial Officer